Exhibit 107
Calculation of Filing Fee Tables
SCHEDULE TO
(Form Type)

FS KKR Capital Corp.
(Name of Subject Company (Issuer))

KKR Alternative Assets L.P.
KKR Alternative Assets Limited
(Name of Filing Person (Offeror))

Table 1 - Transaction Value

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**
Fees to Be Paid	$150,000,000	0.00013810	$20,715
Fees Previously Paid	0		$0
Total Transaction Valuation	$150,000,000
Total Fees Due for Filing			$20,715
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$20,715

*	This calculation is based on the offer to purchase for cash up to $150,000,000 in aggregate amount of shares of common stock, par value $0.001, of FS KKR Capital Corp., a Maryland corporation.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory for Fiscal Year 2026, effective October 1, 2025, is calculated by multiplying the Transaction Valuation by the Fee Rate.